SOLVAY

SECRETARIAT GENERAL - CORPORATE COMMUNICATIONS

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

04045978

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

Brussels, November 3, 2004

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

82-2691

Embargo : November 3, 2004 at 8:30 AM Brussels Time

SOLVAY SELLS ITS STAKE IN BP SOLVAY POLYETHELENE JOINT VENTURES TO BP

Exercise of put option confirms Solvay's focus on specialty polymers

Solvay SA announces today that it has exercised its option to sell its stakes in the BP Solvay Polyethylene joint ventures to BP, effective early 2005 - pending approval by the relevant authorities and information/consultation procedures with workers' representatives. Solvay currently holds 50% of BP Solvay Polyethylene Europe and 51% of BP Solvay Polyethylene North America. After completion, BP would become the full owner of the European and American joint ventures.

Solvay and BP have also addressed and agreed on a number of operational issues to ensure the seamless continuation of the activities of the joint ventures.

The BP Solvay Polyethylene subsidiaries were created in August 2001 to combine both groups' high density polyethylene (HDPE) activities, in parallel with two other transactions in which Solvay sold its polypropylene activities to BP and acquired BP's specialty polymers business. Later in 2001, to further its leadership in specialty polymers, Solvay acquired Ausimont, now called Solvay Solexis. To help the financing of this latter acquisition, Solvay monetized the proceeds of its option to sell its stakes in the polyethylene joint ventures to BP. To that effect, a fully consolidated subsidiary of Solvay issued EUR 800 million of preferred shares, which were subscribed by several banks. A substantial part of the proceeds from the actual exercise of Solvay's option on BP will be used to redeem all of the preferred shares for EUR 800 million.

"Solvay has successfully implemented its strategy aiming at a rapid growth of its high value added specialties, which are now among the largest contributors to the Group's results," said Aloïs Michielsen, chairman the Executive Committee of Solvay. "The exercise of our put on the BP Solvay Polyethylene ventures confirms our intention to focus on R&D-intensive activities and on businesses where we have a clear competitive advantage," Michielsen added.

BP is one of the largest global petrochemicals companies offering an integrated range of products, including olefins, polypropylene, HDPE (high density polyethylene), acrylonitrile, paraxylene (PX), purified terephthalic acid (PTA) and acetic acid. It has indicated that the former-joint venture HDPE business will be part of its proposed standalone olefins and derivatives company due to be created in 2005.

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: ++32 2 509 72 30
E-mail: martial.tardy@solvay.com

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Dit persbericht is ook in het Nederlands beschikbaar

82-269

Embargo: Brussels, 29 October 2004 at 8:00 am (Brussels time)

SOLVAY GROUP NINE-MONTH 2004 RESULTS UP 40%

- ✓ Sales up 4% for the first 9 months of 2004, up 9% for 3rd quarter 2004.
- ✓ **Pharmaceuticals** sector results up 11%:
  Acceleration of research: major positive impact of agreements with Wyeth, Bristol Myers Squibb and Quintiles/Pharmabio.
- ✓ Strong growth in Plastics results (+94%) thanks to Special Polymers and Vinyls.
- ✓ Marked month-to-month improvement in **Chemicals** activities.

Sales of the Solvay Group for the first 9 months of 2004 reached EUR 5,890 million, up 4% from the same period in 2003. They were up 9% for the 3rd quarter of 2004, as a result of improvement in all sectors.

Net income of the Group was EUR 415 million, a 40% increase from the results for the first 9 months of 2003 (EUR 297 million). Results for the 3rd quarter of 2004 (EUR 179 million) were up 83%, benefiting from a German tax credit of EUR 63 million.

Pharmaceuticals sector results were up 11% for the first 9 months of 2004. They benefited from the positive impact of agreements with Wyeth and Bristol Myers Squibb. Also noteworthy is the recent signing of a collaboration agreement with Quintinles/Pharmabio that will allow a significant acceleration in the development of new molecules. American sales in the 3rd quarter 2004 were down 2% (in USD) versus 3rd quarter 2003; however agreements were signed with the majority of US distributors at the end of the 3rd quarter which should improve future sales. Prescriptions continued to develop according to expectations.

The **Chemicals** sector saw a significant increase in Caustic Soda prices starting in June and good recovery in the performance of Hydrogen Peroxide. For the first 9 months of 2004, however results were still down 9% versus 2003 levels, despite month-to-month improvement (+22% between the 2nd and 3rd quarters).

Plastics sector results continued their growth (+94% in the first 9 months of 2004) thanks to strong improvement in Specialty Polymers and vinyls. Results for the **Processing** sector for the first 9 months of 2004 were generally stable despite pressure on margins and successive price increases for raw materials.

The Group actively pursues its objective of improving its productivity. In this context, restructuring measures, particularly in the Chemicals sector and in Processing, have led to mostly non recurring recording of provisions of about EUR 80 million for the first 9 months of 2004, the most significant of which related to the closing of Soda Ash production at the Ebensee, Austria, site.

Although Group results for the 4th quarter 2004 should be lower than those for the 3rd quarter 2004, we confirm that the results for the full year 2004 should reflect good growth compared to those of 2003.

Press contact Martial Tardy
Tel. 32/2/509 72 30

Investor Relations Michel Defourny
Tel. 32/2/509 60 16

SOLVAY S.A.
rue du Prince Albert, 33

KEY FIGURES						
Millions of EUR	9 months 2003	9 months 2004	9 months 2004/ 9 months 2003 Δ%	3rd quarter 2003	3rd quarter 2004	3rd quarter 2004/ 3rd quarter 2003 Δ%
Sales	**5,685**	**5,890**	**+4%**	**1,896**	**2,059**	**+9%**
REBIT[1]	**493**	**586**	**+19%**	**151**	**219**	**+45%**
EBIT	487	558	+15%	159	191	+20%
Charges on net indebtedness	-66	-71	+8%	-25	-24	-4%
Income taxes	-115	-87	-24%	-40	5	n.s.
Equity earnings	-24	-1	-96%	5	7	+40%
Income from investments	+15	+16	+7%	-	-	-
Net income of the Group	**297**	**415**	**+40%**	**98**	**179**	**+83%**
Net income (Solvay share)	272	379	+39%	91	161	+77%
Depreciation & Amortization	319	336	+5%	111	119	+7%
Cash flow[2]	616	751	+22%	209	298	+43%
EUR						
Earning per share[3]	3.29	4.59	+40%	1.10	1.96	+78%

COMMENTS ON KEY FIGURES and BALANCE SHEET for the first 9 months of 2004

Non-recurring items for the first 9 months of 2004 amounted to EUR -28 million, with, on the one hand, significant provisions for restructuring (including the closing of soda-ash production at Ebensee, Austria), and, on the other hand, gains on the sale of Solvay's interest in the ESCO salt joint venture and of Hedwin, an Industrial Films company.

Charges on net indebtedness amounted to EUR 71 million, up 8% from the first 9 months of 2003, following the extension of long-term debt coverage.

Taxes fell to EUR 87 million, as a result of tax credits (63 million EUR) in Germany in the 3rd quarter of 2004.

Income from investments represents annual dividends paid by Fortis and Sofina in the 2nd quarter.

Equity earnings from the high density polyethylene activities improved very slightly during the 3rd quarter of 2004 (with a profit of EUR 7 million). For the first 9 months of 2004, the results remained slightly negative (- EUR 1 million), compared to a EUR 24 million loss in the same period of 2003.

Net income of the Group amounted to EUR 415 million, up 40% compared to the first 9 months of 2003 (EUR 297 million). Minority interests were EUR 36 million, of which EUR 18 million represented preferred dividends linked to the financing of EUR 800 million for acquisition of Ausimont and EUR 8 million resulted form the consolidation of 100% of the activities of Solvay Indupa from July 2004.

Net income per share for the first 9 months of 2004 amounted to EUR 4.59 compared to EUR 3.29 in 2003.

Depreciation and amortization increased to EUR 17 million (+5%) compared to the first 9 months of 2003 as a result of extraordinary depreciation primarily linked to the closure of Soda Ash production at Ebensee, Austria. Cash flow was EUR 751 million, up 22%.

The **Group's net indebtedness** at 30 September 2004 (EUR 1,089 million) was down (- EUR 31 million) from that at 31 December 2003. The ratio of net indebtedness to equity at the end of the 3rd quarter of 2004 was 28% compared to 32% at the end of 2003 and 38% at the end of the 3rd quarter of 2003.

---

[1] *REBIT : Recurrent Earnings Before Interests and Taxes, recurring operational results*
[2] *Cash flow is the sum of the net income of the Group and depreciation and amortization*
[3] *Calculated on the basis of the weighted average number of shares outstanding during the quarter, after deducting shares purchased to cover stock option programs, or a total of 82,760,311 shares for the nine months of 2003 and 82,513,146 shares for the nine months of 2004.*

RECURRING RESULTS BY SEGMENT[4]

Millions of EUR	9 months 2003	9 months 2004	9 months 2004/ 9 months 2003 Δ%	3rd quarter 2003	3rd quarter 2004	3rd quarter 2004/ 3rd quarter 2003 Δ%
Group sales	**5,685**	**5,890**	**+4%**	**1,896**	**2,059**	**+9%**
Pharmaceuticals	1,370	1,304	-5%	488	496	+2%
Chemicals	1,801	1,804	0%	594	619	+4%
Plastics	1,354	1,638	+21%	446	595	+33%
Processing	1,067	1,079	+1%	341	350	+3%
Non-allocated items	-	-	-	-	-	-
« Discontinuing operations »	93	66	-29%	26	0	n.s.
Group REBIT	**493**	**586**	**+19%**	**151**	**219**	**+45%**
Pharmaceuticals	168	187	+11%	79	76	-4%
Chemicals	147	134	-9%	50	55	+10%
Plastics	117	227	+94%	23	91	+296%
Processing	58	57	-1%	17	14	-18%
Non-allocated items	-34	-34	0%	-13	-11	-15%
« Discontinuing operations »	38	16	-58%	-4	-6	+50%

PHARMACEUTICALS SECTOR

- ***Acceleration of strategy through strengthening of R&D programs and conclusion of partnering arrangements of the first rank for development and commercialization of new products.***

  Solvay currently has a rich R&D portfolio with some thirty molecules to feed the sector's future growth. In order to accelerate development, in recent months Solvay has concluded major partnering agreements, the most recent of which, with Quintiles/Pharmabio, will allow accelerated development of several new molecules from Solvay's research. Under the terms of this agreement, Quintiles/Pharmabio will participate in the costs of Phase II clinical trials in the amount of USD 25 million from 2004 through 2006.

  Also notable were the recent filing of Estrogel® in the US and the filing of the registration application for cilansetron in the United Kingdom (April 2004) and in the United States (June 2004). The US Food and Drug Administration (FDA) recently granted priority status to the review of this application.

- ***The Pharmaceutical sector's results for the first 9 months of 2004 improved by 11%. The sector benefited from the positive impact of agreements with Wyeth and Bristol Myers Squibb and was able, in parallel, to substantially increase (by 11%) its research efforts (241 million EUR; 18% of sales). At the same time, the results were weighed down by a reduction in American sales and the weakness of the US dollar; finally, preparations for product launches required increasing commercial efforts.***

  Sales of the Pharmaceuticals sector, expressed in EUR, declined 5% for the first 9 months of 2004; at constant exchange rates, this reduction would have been limited to 1%. For the 3rd quarter of 2004, sales, expressed in EUR, increased 2%, thanks to the growth of certain products: AndroGel®, Pantoloc®, Creon® and Influvac® flu vaccine. In addition, sales of Estratest®, as well as prescriptions, fell as a result of both debates over female hormone therapy since 2002 and competitive pressure.

---

[4] *Results by segment include results of the Group's four sectors, non-allocated items as well as the « discontinuing operations» related to the high-density polyethylene activities in joint ventures with BP and salt activities. The latter, shown previously in the Chemicals sector, are now included in « discontinuing operations » due to signature of an agreement to transfer to Kali und Salz (K+S) all of Solvay's shares in ESCO, a joint venture between Solvay and K+S, which was finalized in July.*
Note also that as of June 1, 2004, the Plastics and Processing sectors were combined into a single new Plastics sector. This operation gives the Group a more compact structure and more interaction between these activities. Presentation of results in a single sector will begin as of January 1, 2005.

US sales for the first 9 months of 2004 fell by 11% (in USD) as a result of a significant reduction in distributor inventories and a readjustment of distributor commissions, essentially in the 2nd quarter. Agreements were signed with most American distributors at the end of the 3rd quarter of 2004, which permitted American sales to end the quarter with a decrease limited to 2% (in USD) from the 3rd quarter of 2003. Prescriptions continued to develop normally. Note also the launch of Estrogel® since a few months. The fourth quarter will be affected by the launch of generics to Rowasa®.

Sales of pharmaceutical products in Western Europe continued to experience significant pressures on prices and prescription volumes as well as the negative aspect of controversy surrounding female hormone replacement therapy. These negative effects were nevertheless offset by a marked growth in sales in Russia, Central and Eastern Europe and India.

- ***As indicated before, for the whole year 2004, the Pharmaceuticals sector should show results in line with those from 2003.***

Concerning US litigation relating to hormone therapy products and discussions with the FDA on the administrative status of Estratest®, the situation remains generally the same as that reported in the press release for the first half of 2004.

CHEMICALS SECTOR

- ***Continuing reinforcement of competitiveness through restructuring, rationalization, acquisitions and partnerships.***

These measures have proven important in strengthening margins of the Group's chemical activities – particularly in essential products – that are subject to intense competitive pressures. Among the actions decided on recently is the already announced closure of the Soda Ash unit at Ebensee, Austria, effective in 2005.

Negotiations concerning the creation of a soda ash joint venture in China are in final phase.

In addition, Solvay is heartened by its privileged partnering position to furnish hydrogen peroxide (H2O2) in large quantities for the production of propylene oxide by BASF and Dow.

- ***Month-to-month improvement in Chemicals activities.***

3rd quarter 2004 results surpassed by 22% those of the 2nd quarter of 2004; compared to the 3rd quarter of 2003, the improvement was 10%; results of the first 9 months of 2004 still remain below those of the first 9 months of 2003 (-9%). Prospects are encouraging.

Hydrogen Peroxide activities continued their sustained recovery in most regions. Conditions in the **Caustic Soda** market improved and significant price increases were recorded beginning in June 2004, even though prices remain slightly below those of 2003. Growth in sales of Solkane® 365mfc permitted improvement in the results of the **Fluor** activities despite the negative effects of the weakness of the US dollar. **Soda Ash** results suffered from the impact of significant increases in energy costs (for both coke and gas) and transportation costs, even though market conditions improved in Europe and the US.

Since there has been no new development in the matter of the European authorities' inquiry concerning the hydrogen peroxide business, the possible financial impact of that inquiry has not been taken into account in recording results.

PLASTICS SECTOR

- ***Plastics results were up strongly (+94%) for the first 9 months of 2004, thanks to sustained growth in Specialty Polymers and Vinyls. Results for the third quarter were up 296% from the same period in 2003.***

  Specialty Polymers, largest contributors to the sector's results for the first 9 months of 2004, experienced a strong recovery in volumes, particularly in the United States and Asia, both in high-performance polymers and fluorinated polymers. It should be noted that that this was the result not only of growth in existing applications in certain markets (in particular for use in semi-conductors and electronics in general) but also of the development of new high-added-value applications.
  Demand for **Vinyls** was sustained. The increase in PVC prices allowed an appreciable improvement in results in all three regions in which Solvay is active (Europe, Asia and Mercosur), in an environment of high ethylene prices.

- ***The results of the Processing sector for the first 9 months of 2004 were stable overall despite an environment of pressure on margins and successive increases in raw-material prices.***

  Even though volumes at **Inergy Automotive Systems** (fuel systems) were up 6.5% during the first 9 months of 2004, results were affected by strong pressure on margins from the automotive market. **Industrial Films** improved thanks to Specialties (swimming-pool liners, medical supplies, technical films and decorative laminates) and a number of structural improvements, while **Pipelife** (pipes and fittings) benefited from its restructuring measures of recent years and sustained volumes.

*****

With the approval of the Banking, Finance and Insurance Commission, the 2003 and 2004 books have been prepared and presented in accordance with IFRS (International Financial Reporting Standards). Deloitte & Touche have conducted a limited review of the quarterly consolidated situation which closed on September 30, 2004. This consisted principally of analysis, comparison and discussions of financial information and therefore was less extensive than an audit that would be undertaken for annual statements. This review did not disclose any elements that would have required significant corrections in the interim statements.

*****

<u>Key dates for financial communication in 2004</u>

- 16 December 2004: press release about the payment of the interim dividend relating to 2004 (payment on 13 January 2005).
- Mid-February 2005 : 2004 annual results

To obtain further information, contact Solvay Investor Relations
Tel. 32-2-509-6016, Fax 32-2-509-7240, E-mail: investor.relations@solvay.com, Web site: www.solvay-investors.com

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IFRS FINANCIAL STATEMENTS

(Figures were subjected to a limited review by the external auditors, Deloitte & Touche)

Consolidated Income Statements

in millions of EUR	9 months 2003	9 months 2004	3rd quarter 2003	3rd quarter 2004
Sales	**5,685**	**5,890**	**1,896**	**2,059**
Cost of goods sold	-3,824	-3,916	-1,269	-1,389
Gross margin	**1,862**	**1,974**	**627**	**670**
Commercial and administrative costs	-1,019	-991	-333	-325
Research and development costs	-308	-329	-111	-102
Other operating gains & losses	-44	-38	-16	-3
Other financial gains & losses	4	-30	-15	-21
REBIT	**493**	**586**	**151**	**219**
Non-recurring items	-6	-28	7	-28
EBIT	**487**	**558**	**159**	**191**
Charges on net indebtedness	-66	-71	-25	-24
Income taxes	-115	-87	-40	5
Equity earnings	-24	-1	5	7
Income from investments	15	16	0	0
Net income of the Group	**297**	**415**	**98**	**179**
Minority interests	-25	-36	-8	-18
Net income (Solvay share)	**272**	**379**	**91**	**161**
Earnings per share	3.29	4.59	1.10	1.96
Diluted income per share (1)	3.29	4.59	1.10	1.96

(1) calculated on the number of shares diluted by stock options issued

Consolidated Cash Flow Statement

in millions of EUR	9 months 2003	9 months 2004
Cash flow from operating activities	**458**	**530**
EBIT	487	558
Depreciation and amortization	319	336
Changes in working capital	-274	-271
Changes in provisions	-16	31
Income taxes paid	-69	-77
Other non-cash items	11	-47
Cash flow from investing activities	**-224**	**-138**
Acquisition/sale of investments	-72	90
Acquisition/sale of assets	-293	-295
Income from investments	19	16
Changes in financial receivables	123	55
Effect of changes in method of consolidation	-2	-4
Cash flow from financing activities	**-126**	**-391**
Increase/Decrease of capital	0	-4
Acquisition/sale of own shares	-16	-20
Changes in borrowings	178	-77
Charges on net indebtedness	-66	-71
Dividends	-222	-219
Net change in cash and cash equivalents	**108**	**1**
Currency translation differences	-14	3
Opening cash balance	444	1,206
Ending cash balance	538	1,210

Consolidated Balance Sheet

in millions of EUR	At the end of 2003	At the end of the 3rd quarter 2004
ASSETS		
Non-current assets	**5,502**	**5,572**
Intangible assets	245	236
Consolidation differences	155	152
Tangible assets	3,459	3,499
Investments – equity accounting	312	315
Other investments	531	573
Deferred tax assets	511	562
Financial receivables and other non-current assets	289	235
Current assets	**4,185**	**4,498**
Inventories	1,059	1,128
Trade receivables	1,390	1,566
Income tax receivables	154	141
Other receivables	376	453
Cash and cash equivalents	1,206	1,210
TOTAL ASSETS	**9,687**	**10,070**
EQUITY AND LIABILITIES		
Total Shareholders' equity	**3,532**	**3,894**
Capital and reserves	2,666	2,987
Minority interests	866	907
Non-current liabilities	**3,869**	**3,863**
Long-term provisions	1,759	1,761
Deferred tax liabilities	162	151
Long-term financial debt	1,912	1,913
Other non-current liabilities	36	38
Current liabilities	**2,286**	**2,313**
Short-term provisions	64	122
Short-term financial debt	414	386
Trade liabilities	1,009	936
Income tax payable	118	165
Other current liabilities	681	704
TOTAL EQUITY AND LIABILITIES	**9,687**	**10,070**

Statement of Changes in Equity

in millions of EUR	Capital	Issue premiums	Reserves	Own shares	Exchange differences	Direct charges to shareholders' equity	Shareholders' equity	Third Party	Total equity
Book value at the end of the previous period (12/31/2003)	**1,269**	**14**	**1,889**	**-119**	**-422**	**35**	**2,666**	**866**	**3,532**
Income for the period			379				**379**	36	**415**
Distribution			-121				**-121**	-20	**-141**
Changes in exchange rates					21		**21**	2	**23**
Acquisition/sale of own shares				-20			**-20**		**-20**
Adjustment to market value of financial assets						64	**64**		**64**
Other			-2				**-2**	23	**21**
Book value at the end of the previous period (09/30/2004)	**1,269**	**14**	**2,145**	**-139**	**-401**	**99**	**2,987**	**907**	**3,894**

RESULTS BY SEGMENT

The table below gives sales without elimination of inter-sector sales; results by segment include non-recurring items (EBIT).

Millions of EUR	9 months 2003	9 months 2004	9 months 2004/ 9 months 2003 Δ%	3rd quarter 2003	3rd quarter 2004	3rd quarter 2004/ 3rd quarter 2003 Δ%
Group Sales	**6,152**	**6,322**	**3%**	**2,040**	**2,229**	**9%**
Pharmaceuticals	1,370	1,304	-5%	488	496	2%
Chemicals	1,968	2,000	2%	646	695	8%
Plastics	1,647	1,861	13%	535	684	28%
Processing	1,074	1,091	2%	344	354	3%
Unallocated items	-	-	-	-	-	-
« Discontinuing operations »	93	66	-29%	27	0	-100%
Group EBIT	**487**	**558**	**15%**	**159**	**191**	**20%**
Pharmaceuticals	163	186	14%	77	76	-1%
Chemicals	148	81	-45%	54	3	-94%
Plastics	112	226	102%	22	91	314%
Processing	56	50	-11%	17	6	-65%
Unallocated items	-35	-33	-6%	-13	-11	-15%
« Discontinuing operations »	43	48	12%	2	26	1200%

Embargo : October 19, 2004 at 10:00 AM Brussels Time

Solvay Joins Fuel Cell Venture Capital Fund

Market-driven intelligence will boost Solvay research in sustainable and clean power source

Solvay S.A. today announces that it has joined Conduit Ventures Limited, a London-based venture capital fund focused on fuel cells and related hydrogen technologies in Europe, Asia and North America. Solvay will contribute an undisclosed amount of capital to the fund, whose cornerstone investors also include Shell Hydrogen, Mitsubishi Corporation, Johnson Matthey, and Danfoss.

Fuel cells are considered as a sustainable and clean power source for a range of applications, including: electronic devices, stationary power sources for buildings or electric vehicles. Fuel cells convert chemical energy into electricity by combining oxygen with hydrogen gas. The efficient combination of both requires the use of ion-permeable membranes, which Solvay is currently developing. In particular, Solvay Solexis has developed highly efficient perfluorinated ion-exchange membranes.

"Through Conduit's investments in ground-breaking growth companies, Solvay will gain important insights on the latest developments of the entire scope of the emerging fuel cell industry," commented Leopold Demiddeleer, Director of Solvay's New Business Development. "This market-driven intelligence will help Solvay accelerate and improve the focus of its own R&D activities," Demiddeleer said.

"We are delighted that Solvay has joined our partnership of highly experienced investors," said John Butt, General Partner of Conduit Ventures Limited, "Solvay brings a new and complementary dimension of expertise and reinforces our position as a global leader in financing the emerging fuel cell industry."

Conduit Ventures Limited is the first European-based venture capital fund focused on fuel cells and related hydrogen technologies. The Fund invests in unquoted growth companies in the post seed to pre-IPO stages that develop and market a broad range of fuel cell and associated infrastructure, fuelling and hydrogen technologies. Conduit focuses its investments in Europe, North America and Asia. Conduit is regulated by the UK Financial Services Authority ("FSA").

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: ++32 2 509 72 30
E-mail: martial.tardy@solvay.com

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PRESS RELEASE

SOLVAY

82-2691

Embargo : October 18, 2004 at 12:00 AM Brussels Time

Solvay Secures Cost-efficient Power Supply for Rosignano (It.) Site

Electrabel builds State-of-the-art, environmentally friendly Power Station

Solvay announces today that the construction of a 400 megawatt electrical power station based on high-yield combined cycle technology has started on its industrial site in Rosignano (Italy), which is one of the Group's largest integrated plants in Europe. The project, called Roselectra, results from an agreement with European energy and energy services company Electrabel, which will build, own and operate the power unit on grounds supplied by Solvay.

Roselectra will require a total investment of EUR 200 million and is expected to start operating from October 2006. Part of its production will be assigned to Solvay in the framework of a long-term contract. The new power station will benefit from the Solvay plant's infrastructure and from industrial synergies linked to the existing 356 megawatt co-generation unit which went into operation in 1996, supplying steam for Solvay's activities in Rosignano.

"This latest partnership with Electrabel, combined with the existing co-generation plant, will result in a highly efficient and environmentally-friendly solution to cover all of the energy needs of Solvay's operations in Rosignano," said Luigi Belli, member of Solvay's Executive Committee and General Manager for Research and Technology. "It is another example of how an innovative energy policy helps us maximize Solvay's competitiveness: the direct supply of electricity contributes to keeping costs under control – and our long-term contract gives us clear visibility," Belli added.

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

Electrabel is one of Europe's front-ranking energy companies and leader in the Benelux. It seizes the opportunity of the electricity and natural gas market deregulation to achieve sustainable growth in Europe while keeping to strict criteria of profitability. Electrabel forms part of Tractebel, which carries out energy and service activities internationally as part of SUEZ. For further information, visit www.electrabel.com.

For further information please contact :
Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: ++32 2 509 72 30
E-mail: martial.tardy@solvay.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

PRESS RELEASE

SOLVAY

82-26

Embargo : October 14, 2004 at 8:30 AM

NOVEL AGREEMENT WITH QUINTILES/PHARMABIO DEVELOPMENT ACCELERATES THROUGHPUT OF SOLVAY PHARMACEUTICALS R&D PIPELINE

Clinical development specialist endorses SOLVAY'S R&D Portfolio

SOLVAY PHARMACEUTICALS and QUINTILES today announce, with immediate effect, a novel agreement that will effectively double the capacity to process SOLVAY'S early clinical projects.

Under the agreement, PHARMABIO DEVELOPMENT, QUINTILES' partnering affiliate, will provide $25m of QUINTILES' development services for selected SOLVAY PHARMACEUTICALS clinical phase-two projects, thereby bearing around 50% of the normal costs and the uncertainties of the outcomes for these projects. In return, PHARMABIO will receive a milestone payment from SOLVAY PHARMACEUTICALS for each of the compounds reaching positive clinical proof-of-principle and moving into further development. Following on from previously announced deals between SOLVAY PHARMACEUTICALS and LUNDBECK and WYETH for schizophrenia treatments, and SOLVAY and BRISTOL-MYERS SQUIBB for obesity treatments, this agreement with QUINTILES constitutes further third-party interest in the potential of SOLVAY PHARMACEUTICALS' pipeline.

Werner Cautreels, Global Head of Research & Development for SOLVAY PHARMACEUTICALS is enthusiastic about this agreement: "We are very pleased with QUINTILES' interest in the potential of our pipeline and with the increased skills and resources that this deal brings. With them, we can double our early clinical steps and deliver more new treatments in the future."

QUINTILES' expertise and ability to effectively execute early phase clinical development projects added to SOLVAY PHARMACEUTICALS' extensive development pipeline, resulting from their productive drug discovery processes, increases the probability of maximizing the value of the SOLVAY portfolio. QUINTILES will also benefit as projects move more swiftly into phase 3 clinical developments and thus generate more clinical work for them to be funded by SOLVAY under pre-existing preferred partnership agreements. The deal structure is novel for both companies, and it is thought to be the first time that a research-based pharmaceutical company has attracted this type of risk-bearing investments from a contract research organization.

"This agreement is a natural next step in the evolution of our partnership with SOLVAY," said Dennis Gillings, Ph.D., Chairman and Chief Executive Officer of QUINTILES. "We are delighted to help our partner advance more drug candidates through the development process."

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium

SOLVAY PHARMACEUTICALS is the pharmaceuticals business arm of SOLVAY. It is a research driven pharmaceutical company that seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of cardiology, gastroenterology, mental health and gynecology/andrology. SOLVAY PHARMACEUTICALS employs more than 7500 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

#See press release of July 18, 2001

For further information please contact ;

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

SOLVAY PHARMACEUTICALS B.V.
Dr Roger Bickerstaffe
Head of Pharmaceutical Communications
Tel: +31 (6) 533 80 122
Fax: + 31 (0)294 477 112
E-mail: roger.bickerstaffe@solvay.com
Internet: www.solvaypharmaceuticals.com

Ce communiqué de presse est également disponible en français –
Dit persbericht is ook in het Nederlands beschikbaar

PRESS RELEASE

SOLVAY

82-2691

For immediate release - Brussels, October 1, 2004

INERGY AUTOMOTIVE SYSTEMS INNOVATION PROVIDES CALIFORNIA WITH ULTRA CLEAN CARS

PRIZE-WINNING FUEL SYSTEM TECHNOLOGY ADOPTED BY GENERAL MOTORS, NISSAN

The Super Ultra Low Emission Vehicle (SULEV) fuel system developed by Inergy Automotive Systems, a joint subsidiary of Solvay SA and Plastic Omnium, outperforms some of the world's most stringent environmental standards – to be implemented in California – and has won the trust of global car manufacturers.

Inergy Automotive Systems has recently been selected to develop and supply fuel systems for one future Nissan and two new General Motors vehicle platforms which comply with California's Partial Zero Emission Vehicle (PZEV) standard. The latest program adopted by the Air Resources Board provides that from 2005, car manufacturers will be required to market a mix of ultra clean vehicles in California, including a share of at least 6% of PZEVs.

The new PZEV requirements stipulate that fuel emissions must drop below 54 mg[(*)], down from an equivalent of 600 mg in 2001. The system developed by Inergy Automotive Systems outperforms Californian standards, as it emits less than 15 mg. This spectacular forty-fold improvement on the previous standards resulted from a combination of design and manufacturing innovations.

"Our R&D efforts and recent commercial achievements have successfully demonstrated that plastic fuel systems can match the world's strictest emission standards and even anticipate further requirements. At the same time, our recyclable plastic systems contribute to reducing vehicle weight and, consequently, fuel consumption," said Paul Wouters, Vice-President Research.

IAS is presenting its PZEV system at the Mondial de l'Automobile, the Paris car show, until October 10, 2004.

Inergy Automotive Systems' PZEV system was distinguished by the Solvay Innovation Trophy (SIT), a contest aiming at rewarding new ideas which generate value for the Group and its stakeholders. 134 projects entered the SIT contest, demonstrating the dynamism of the Group's innovation strategy, and were scrutinized by a jury consisting of an equal number of in-house experts and prominent independent personalities.

Press contact Martial Tardy
Tel. 32/2/509 72 30

Investor Relations Michel Defourny
Tel. 32/2/509 60 16

SOLVAY S.A.
rue du Prince Albert, 33

Inergy Automotive Systems is the global Tier One supplier of complete plastic Fuel Systems and fluid storage technologies. The company was founded through a 50/50 joint venture between the French company Plastic Omnium and Solvay SA, the Brussels-based international chemical and pharmaceutical group. IAS is headquartered in Paris and employs approximately 4,500 people and has 28 facilities in 17 countries around the world. For further information, please visit www.inergyautomotive.com

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

(*) Measured over a period of 24 hours with the temperature profile of a hot summer day

For further information please contact :
Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: ++32 2 509 72 30
Fax: ++32 2 509 72 40
E-mail: martial.tardy@solvay.com